PMU News Release #07-01 TSX, AMEX Symbol PMU February 21, 2007

SANTA RITA GOLD PROJECT UPDATE

A meeting scheduled for mid-February 2007 between Pacific Rim Mining Corp. (“Pacific Rim” or the “Company”), local community representatives, and two El Salvadoran Non-Governmental Organizations (“NGOs”) responsible for organizing anti-mining protests at the Company’s Santa Rita gold project in El Salvador in late 2006 is being rescheduled and moved to San Salvador from the local city of Sensuntepeque. Pacific Rim strongly supports these changes and is eager to continue to participate openly and in good faith.

The forthcoming meeting will be mediated by the San Salvador-based executive directorate of Procuraduria de Derechos Humanos. This independent El Salvador human rights organization moderated the first meeting between these groups in December 2006, which was called after anti-mining protests, staged on the Company’s Santa Rita property by El Salvadoran NGOs using agitators primarily from outside the local communities, took on a more violent tone. At this initial meeting, Pacific Rim voluntarily committed to temporarily suspend its Phase 1 drilling program at the Santa Rita project as sign of goodwill aimed at resolving the concerns of the NGOs through open and productive dialogue. The Company will continue to honor its commitment to postpone the Santa Rita exploration drilling program, so long as productive discussions with the NGOs and local stakeholders concerning the technical and environmental details of its drilling program continue.

“The Santa Rita project represents an excellent exploration opportunity for Pacific Rim,” states Tom Shrake, President and CEO. “Santa Rita also presents us with an opportunity to address in good faith the concerns of all stakeholders so that we can resume our legal rights as granted by the laws of El Salvador to conduct exploration work on the Santa Rita project, where the vast majority of the local residents are in favor of our project. We are deeply committed to a non-violent process of reconciling the concerns expressed by the NGOs with our social and environmental best practices. In the meantime, we will continue our successful exploration initiatives at the El Dorado gold project, where a number of new high grade gold discoveries were recently made, including the highly prospective Balsamo vein, and elsewhere in El Salvador where we are exploring for new high grade, environmentally clean gold systems similar to El Dorado.”

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: the timing and location of any future meetings regarding Santa Rita between the Company and the NGOs; the timing and eventuality of resumption of the Santa Rita drill program; anticipated drilling plans for the El Dorado project; the nature of future results and potential for new discoveries at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com